Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 15 - 2009

JUNE 1, 2009
FOR IMMEDIATE RELEASE

AURIZON REPORTS UPDATE ON EXPLORATION AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to provide a progress report on exploration activities at its Casa Berardi mine property, in north-western Quebec.

In the first quarter underground exploration was centered on the development of an exploration drift at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault.  The exploration drift will provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and 123-South.

To date, 1,091 metres of drifting has been completed, providing drill access 500 metres east of the production shaft.  Drilling performed in the vicinity of Zone 113 has confirmed the previous geological interpretation of the Zone and has extended the favourable gold trend 100 metres deeper.

To date, nineteen (19) underground holes totalling 5,695 metres have been completed.  The best results reported are as follows:

		Mineralized Intersections
Hole	East	From	To	Gold grade	True width
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBW-0885	11,382.5	176.5	190.4	12.7	13.2
CBW-0692	11,397.5	338.6	353.0	6.1	7.2
CBW-0886*	11,352.5	160.0	180.1	30.6	20.1
CBW-0696	11,427.5	208.3	212.8	22.3	3.9

*Hole CBW-0886 was drilled within the mineral reserves contour

Geology

At Casa Berardi, mineralization is generally closely associated along a 30 to 50 metre wide gold trend, hosting multiple quartz veins and disseminated gold rich sulphide ore bodies, such as Zones 113, NW and Lower Inter, which are currently included in mineral reserves.  This gold trend was previously identified down to 850 metres from prior underground drilling.

The current program has extended the trend down to the 950 metre level intersecting two mineralized intervals along drill holes. Mineralization did not intersect a large quartz vein similar to Zone 113, but intersected quartz veins, stockworks and disseminated sulphide located along the Casa Berardi Fault (CBF) and also along splays of the fault (S) developed along the contacts of sediments and volcanics and sediments and conglomerates.  Results of all drill holes are provided in detailed tables attached to this news release.

Aurizon Mines Ltd.
News Release – June 1, 2009

Aurizon Reports Update on Exploration at Casa Berardi

Outlook

Since the recommencement of mining operations at Casa Berardi, the first priority was to confirm the viability of existing mineral reserves, followed by renewing mineral reserves depleted by production and upgrading inferred mineral resources to the indicated category.

The 2009 exploration program has been increased in order to test targets outside of the contours of the current mineral resources.

The new underground and surface drilling program, which will explore along the west extension of the Lower Inter zone, along the Principal Zone and along the dip extension of the East Mine with the objective of increasing the inferred and indicated mineral resources, will commence in the coming months.  Five (5) rigs will be active on the program. Two drill rigs are currently active along the 810 metre level, with a third rig to be added when development of the drift is completed.

A total of 40,000 metres of underground and surface drilling and 1,900 metres of underground exploration access drifting at the 810 metre level and south of the Lower Inter Zone should be completed this year.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 10% of samples.  Additional information on Quality Assurance and Quality control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine”, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com.  Primary exploration assaying was performed at the mine site laboratory and the QA/QC program is performed at ALS Chemex lab in Val-d’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin P.Eng., Mine geology superintendant, an appropriately qualified person as defined by National Instrument 43-101.  Mr. Boutin is also responsible for the scientific and technical information in this news release.

Aurizon Mines Ltd.
News Release – June 1, 2009

Aurizon Reports Update on Exploration at Casa Berardi

Additional Information

One sketch is attached showing the Casa Berardi mine area.  Detailed results from the additional holes drilled are reported in a separate table.  All other information previously released on the Casa Berardi mine is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – June 1, 2009

Aurizon Reports Update on Exploration at Casa Berardi

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effects of drill results on the Casa Berardi project, estimated mineral reserves and timing and expectations of future development, exploration and work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property,  that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves and resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral reserves and resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – June 1, 2009

Aurizon Reports Update on Exploration at Casa Berardi

Casa Berardi Fault
Hole	East	From	To	Length along the hole	Gold grade	True Width	Zone
	(metres)	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBW-0685	11397.5	183.7	185.0	1.3	4.7	1.0	CBF
CBW-0686	11397.5	193.4	195.6	2.2	6.8	2.0	CBF
CBW-0687	11397.5	221.3	222.0	0.7	12.0	0.5	CBF
CBW-0691	11397.5	205.3	212.8	7.5	2.7	6.1	CBF
CBW-0691	11397.5	279.5	291.0	11.5	0.4	7.5	CBF
CBW-0692	11397.5	338.6	353.0	14.4	6.1	7.2	CBF
CBW-0692	11397.5 Incl.	340.7	343.5	2.8	30.1	1.4	CBF
CBW-0696	11427.5	208.3	212.8	4.5	22.3	3.9	CBF
CBW-0696	11427.5 Incl.	210.5	212.8	2.3	42.6	1.8	CBF
CBW-0697	11427.5	231.5	235.8	4.3	3.0	3.2	CBF
CBW-0698	11427.5	256.7	258.3	1.6	23.3	1.2	CBF
CBW-0699	11412.5	336.8	346.9	10.1	0.7	4.5	CBF
CBW-0883	11382.5	173.2	176.1	2.9	13.1	2.8	CBF
CBW-0884	11382.5	181.4	184.8	3.4	4.6	3.0	CBF
CBW-0885	11382.5	176.5	190.4	13.9	12.7	13.2	CBF
CBW-0886	11352.5	160.0	180.1	20.1	30.6	20.1	CBF
CBW-0888	11352.5	192.4	194.6	2.2	2.7	1.8	CBF
CBW-0889	11352.5	210.9	214.0	3.1	3.5	2.7	CBF

Aurizon Mines Ltd.
News Release – June 1, 2009

Aurizon Reports Update on Exploration at Casa Berardi

Casa Berardi Fault Splays
Hole	East	From	To	Length along the hole	Gold grade	True Width	Zone
	(metres)	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBW-0684	11397.5	157.7	166.8	9.1	3.6	9.0	S
CBW-0685	11397.5	147.9	156.0	8.1	9.2	7.8	S
CBW-0686	11412.5	159.1	162.4	3.3	6.5	3.0	S
CBW-0687	11412.5	164.2	168.6	4.4	6.1	4.0	S
CBW-0691	11412.5	173.9	181.3	7.4	2.0	5.7	S
CBW-0692	11412.5	189.9	191.3	1.4	8.4	1.0	S
CBW-0693	11397.5	217.4	218.9	1.5	4.6	1.0	S
CBW-0693	11397.5	243.0	247.5	4.5	4.5	3.4	S
CBW-0695	11427.5	162.5	165.5	3.0	9.0	3.0	S
CBW-0696	11427.5	161.3	166.2	4.9	10.2	4.8	S
CBW-0697	11427.5	176.0	182.0	6.0	1.7	4.8	S
CBW-0698	11427.5	182.0	185.9	3.9	3.4	3.0	S
CBW-0699	11412.5	197.0	201.5	4.5	3.1	3.0	S
CBW-0883	11382.5	153.0	156.0	3.0	4.2	2.8	S
CBW-0884	11382.5	145.5	152.5	7.0	4.5	6.8	S
CBW-0885	11382.5	142.0	151.5	9.5	4.4	9.3	S
CBW-0886	11352.5	133.5	144.0	10.5	3.7	10.3	S
CBW-0888	11352.5	141.0	147.0	6.0	3.4	5.6	S
CBW-0888	11352.5	154.5	162.0	7.5	8.4	7.2	S
CBW-0889	11352.5	163.5	165.0	1.5	8.3	1.2	S

Zone 118
Hole	East	From	To	Length along the hole	Gold grade	True Width	Zone
	(metres)	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
CBW-0887	11600	358.5	366.4	7.9	2.7	6.8	118
CBW-0887	11600	501.0	505.6	4.6	2.4	2.3	118

CASA BERARDI MINE

Composite Longitudinal Section

4 km
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
P. Crown Pillar
P. Underground
E. Crown Pillar
E. Underground
CHERTY
160
INTER
NW
SW
111
115
117S
109
LI
104
118
123S
113
drill in progress
4600m
4200m
3800m
-400m
-800m
Proposed Drill Area
Proposed Drill Area
Proposed Drill Area
Proven & Probable Reserves : 956,000 oz
Measured & Indicated Resources : 936,000 oz
Inferred Resources : 920,000 oz
10400E
12000E
13600E
15200E
0
0.5 km
Zone 113
Zone 118
Zone 118
8.4/7.1
4.7/13.5
2.7/7.9
12.2/7.2
6.1/7.2*
22.3/3.9*
13.5/3.6
12.7/13.2*
8.4/7.5
4.5/1.7
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
Drill hole
Casa Berardi Fault Splays
CBF zone
Undetermined
2.4/15.0 – g/t Au/m
* = True width
Low value
AURIZON MINES LTD.
CASA BERARDI GOLD MINE
(Quebec)
810 Project & Proposed Drill Area
Composite Longitudinal Section
June 1, 2009

Reference: News Release Issue: No. 15-2009